

CROWDMED

2019 Report

Dear investors,

We appreciate your continued support, and your assistance helping to positively impact the lives of patients. We look forward to continuing to provide ongoing assistance to our patients throughout the community. Now more than ever, people are beginning to embrace online healthcare options and are becoming more open to medical advancements which are beyond the traditional. We look forward to the upcoming year where we continue to focus on enterprise level growth.

We need your help!

Introductions to healthcare systems as well as self funded insurers are always appreciated. Additionally, we look forward to hearing your comments on how we are doing. We understand that we are at a pivotal crossroads when it comes to this company as well as healthcare in America, and look forward to continuing to provide much needed services to the patients and families that we serve.

Sincerely,

Jared Heyman
Chair of Advisory Board

Our Mission

One-third of US families have suffered from a medical issue that remains undiagnosed after consulting 2 or more physicians. But our patients can submit their case to thousands of vetted medical detectives who collaborate to resolve it. Studies show we're more reliable, cheaper, and faster than the traditional medical system alone. We've already launched pilots with 3 major health insurance plans—including one of the country's largest—to bring CrowdMed to millions of patients at no extra charge.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Retained stabilization of revenue while continuing to decrease burn rate.
- Continued to assist patients with resolution of complex medical cases.
- Explored multiple community and media partnerships.

The Bad

- We continue to explore enterprise level contracts which have seen delays as the US healthcare system is impacted with COVID-19.
- Similar delays were experienced on the self-funded employer side of things with pipeline engagement slowing down.
- Conversion rates of new patients from trial to paid cases has remained stable, but has not increased.

2019 At a Glance

January 1 to December 31

$127,787 [4%]
Revenue

-$286,140
Net Loss

$5,041 [61%]
Short Term Debt

$0
Raised in 2017

$40,996
Cash on Hand
As of 03/12/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We harness the wisdom of the crowds to help patients find the right path to a cure. Our community of expert Medical Detectives resolve challenging medical cases more quickly, accurately, and inexpensively than the traditional medical system. Patients who come to CrowdMed have wasted years and thousands of dollars bouncing from specialist to specialist, yet are still seeking answers. Now, they can access a community of thousands of medical experts all at once, online for a fraction of the price.

One-third of US families have suffered from a medical issue that remains undiagnosed after consulting 2 or more physicians. But our patients can submit their case to thousands of vetted medical detectives who collaborate to resolve it. Studies show we're more reliable, cheaper, and faster than the traditional medical system alone. We've already launched pilots with 3 major health insurance plans—including one of the country's largest—to bring CrowdMed to millions of patients at no extra charge.

Milestones

CrowdMed, Inc. was incorporated in the State of Delaware in October 2012.

Since then, we have:

- 1/3 of families have suffered from an unresolved medical issue after seeing 2+ physicians
- 20,000+ medical detectives have registered for CrowdMed
- 1500+ medical cases have been resolved on CrowdMed
- 28% reduction in medical costs for CrowdMed patients
- 3 paid pilots with major U.S. health plans

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $127,787 compared to the year ended December 31, 2018, when the Company had revenues of $133,262. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $92,751.34, including $79,073 in cash. As of December 31, 2018, the Company had $377,801 in total assets, including $376,701.92 in cash.
- *Net Loss.* The Company has had net losses of $286,139.65 and net losses of $721,640.19 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $4,676,605.10 for the fiscal year ended December 31, 2019 and $4,684,569.92 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $4,395,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CrowdMed, Inc. cash in hand is $40,996.23, as of March 2020. Over the last three months, revenues have averaged $11,100.33/month, cost of goods sold has averaged $4,142/month, and operational expenses have averaged $30,080/month, for an average burn rate of $23,121.67 per month. Our intent is to be profitable in 0 months.

In Jan. and Feb. of 2020 we worked to aggressively cut burn rate resulting in significant savings to the company. Simultaneous to this, we have increased trending month over month revenue incrementally

Our revenue should remain consistent if no enterprise level contract is obtained. It should be noted that in Q4 of 2019 we had a period of higher than usual expenses related to external legal and technical contractors. Our current monthy expenses are trending at $17K per month with further reductions forthcoming.

Net Margin: -224% **Gross Margin: 100%** **Return on Assets: -309%** **Earnings per Share: -$26,012.70**

Revenue per Employee: $127,787 **Cash to Assets: 85%** **Revenue to Receivables: 25,557%** **Debt Ratio: 5,042%**

- Q1_2019_Balance_Sheet.pdf
- Q2_2019_Balance_Sheet.pdf
- Q4_2019_Balance_Sheet__1_.pdf
- Q3_2019_Balance_Sheet.pdf
- 2019_Q4_Profit_and_Loss.pdf
- 2019_Q3_Profit_and_Loss.pdf
- 2019_Q2_Profit_and_Loss.pdf
- 2019_Q2_Profit_and_Loss.pdf
- 2019_Q1_Profit_and_Loss.pdf
- 2019_Q1_Profit_and_Loss.pdf
- Crowdmed_Financial_Statements-_Reviewed-watermark__1_.pdf
- 2017_1st_QT_BalanceSheet_.pdf
- 2017_4th_QT_BalanceSheet.pdf
- 2017_2nd_QT_BalanceSheet_.pdf
- 2017_4th_QT_P_L.pdf
- 2017_3rd_QT_BalanceSheet_.pdf
- 2017_1st_QT_P_L.pdf
- 2017_2nd_QT_P_L.pdf
- 2017_3rd_QT_P_L.pdf
- 2018_P_L.pdf
- 2018_1st_QT_PL.pdf
- 2018_2nd_QT_PL.pdf
- 2018_3rd_QT_PL.pdf
- 2018_4th_QT_PL.pdf
- 2018_1st_QT_BalanceSheet.pdf
- 2018_2nd_QT_BalanceSheet__1_.pdf
- 2018_3rd_QT_BalanceSheet__2_.pdf
- 2018_4th_QT_BalanceSheet__3_.pdf

We ♥ Our 560 Investors

Thank You For Believing In Us

Andreessen Horowitz
Greylock Partners
Uchenna Azih
Charles Bauer
Vivek Dixit
Larry Berman
Michael Ghattas
John Kelly Wallace
Antonio D'souza
Sabime Georges
Lyle McKeany
James Donnell
Gerard Honiss
Lawrence J Masotti
Jeff Stoll
Victoria Blay
Panos Dimitracopoulos
Cynthia Odom
Fran Rojas
Pedro Miguel Perez Iruela
Gyan Kapur
Stewart Rego
Ani Kochiashvili
Brian Pryor
Juan Antonio Canet
Jose A. Gomez
Henry Jackson
Md Alam
Cheng Wanli Peng
Mark Jordn
David Sloan
Billy Myles
J. Michele Preston
Thomas Kazikiewicz
Scott Borg
Amanda Mark
Pierre Marie Meyitang
Dan Gietzen
Dave Soerens
Joshua Littmann
Balaji Sathyanarayana Rao
Darlington Etumni
Trent Cooksley
Margaret Brown
Owen Marsh
Long TRAN
Baha Alqam
Marty L. Logan
Kevin Cooney
Gregory Cirves
Rogeria Hetrick
Martin P Kunstmann
Takashi Tokudomi
Sukrant Gupta
Robert Donald
H. Wyatt Hanna, III
Lonnie R Holland
Robert Jones
Debie P Barnhill
Brent Palman
Brian Thomas
Desmond Wan
John J Longeway
Nahiem Hood
Richard Austin Chua Ong
Daniele Rolando
Jaydee Plato
Glenn Rollf
Julian Sardinas
Ted Ammon
Jonathan Lam
Eric Wells
T Clive Reynolds
Bassey Bassey
Travis Uriarte
Dallas Fotty
Justin O. Wong
Cameron Page
Christopher Ward
Craig M Grossman

Khosla Ventures
Sean Hanagan
Manish Chabria
Brian Manley
Patricia Moschella Brady
Craig Vom Lehn
Barbara Jane Pinel
Eton Lacon
Eddie Phillips
Ann Warren
Lance SCADDEN
Jamaal Hamblin
Seth Gregory Peyla
Ben Estep
Todd Werner
Chris Calabrese
Ferd Crotte
Andy Sherman
Eric Ramey
Keith Guerin
Joseph CHRISTY
Hunter Ashmore
Gary Ma
Jeffrey Ray
Edward R. Seimon
William Bradley Crosby
Marian Cosmin
Keith Carrigan
Peter Maczko
John Jenks
Sam Olaniran
Lafaiol Charles
Enrique S Barlongo Jr
Maria & Jerry Weaver
William D. Tillmon
David M Keith
Imran Abdul Ghani
Lucas Pinelli
Andre' P. Fournier
Van Duc Nguyen
James P Turley
Phillip Fishgold
Chris Magor
Sreenatha R Palnati
Stefan Neher
John Rasmussen
Frances McNealy
Benjamin Zand
John Reilly
Dimitry Snezhkov
David Myers
Kourtnee Owens
Melody Kelliebrew-Diaz
Kyriacos Skevas
Patricia L. Edwards
Patrick Eddington
Ronald W. BURGI
David Yoder
Ravi Ranganathan
Richard Robinson
Dale Conzelmann
James Gray
Tara Geria
Rafael Mateo
Kenneth Shelton
David Meriwether
Paul Osorio
Todd Gross
Erik Talvola
Valerie A Reid
Keith O'Connor
Reynald Altema
Kody Bartz
Chim Yong Chin
Edwin E Fontilla
Lars Pedersen
Gina S. Ghent
Rick Firmine
Stephen Pettey
Ratanak Suon

Sv Angel
Rem Darbinyan
Todd Hendricks
Mihaela Blendea
Serge-Eric Tremblay
Matthew Stroia
Oluwadara Coker
Joan Lanzagorta Pinol
Ron Quartel
Val Swannell
Matt Edgar
Michael Rozenfeld
Tammy Frost
Mike Henner
Lindsay Little
Peter Johnston
Anderson Tan
Fangwei He
Carl Lumma
Thomas McLoughlin
James Barnish
Mary Jo Potter
Brian Zisk
Danny Park
Ryan Brown
Stephen Dyke
Deshod Amos
Ashish Parmar
Joseph Feerst
Loryn Higgins
Helen Nagle
John Cooksey
Michael Fisher
Satish Narayanasamy
Rainer Filthaut
Daniel S Rappaport MD
Cody Thornton
C Cotropia
Ramachendra P Batni
Robert Stoddard Jr.
Harold Lane
Mark Kean
Sharon Shemtov
Lane ELY
Greg BERMAN
David Thompson
Jonathan Fan
Glenn Markov
Cullen Schlievert
Felix Crisan
Murugesh Naidu
Suzanne Burston
Tanya Boettcher
Larry E Proud
Abhijit Patil
Sarah Harris
Ana Abbey
Richard V.HALE
Dennis Sharp
Mike Catsi
Cynthia Cassandro
Jeff W
Brian Hess
Brenda McConnell
Michael Lee
Salvatore Inzerillo
Janou Perczek
Sheryl Giffis
Gregory Grasso
Michael Spector
Frank Svejcar
Kalman Kaplan
Matthew Menster
Ashlee Reynolds
Keith Yeung
Prentiss Robey
Brian Purtell
Aryeh Gross
Brad Thorson
Syam Kethi Reddy

Y Combinator
Srinivas Gadiraju
Anna Morrison
Saad ALSOGAIR
Carlos J Abad
Demarley Holder
Ron Waksman
Stanley Forward
Roop Pondicherry
David Slaughter
Kenneth Ignacio
Brenda Lee Ballard
Jeffrey Carter
Alvin Oh
William Glenn Skyles
Mia Andrews
Lior Ostashinsky
Richard Anderson
Scott Li
Don Schager
Janine Kutas-Hille
Kevin Baumgartner
Teerth Brahmbhatt
Derek Gould
Davin Nguyen
P M Novak Vajtay
Jinmei Zhang
Karthick Sankarachary
Maria Conwell
Steven Silets
Wade Selph
Anthony Omokha
John McLaughlin
William Dennison II
Jerry Morgan
Mahita Mishra
Isaac Lopez
Cary S. Kart
Shakeel Ishaq Ansari
David Bayer
Rich Robison
Lionel Yu
Edward S. Yco
Muriel L Segal
John Bell
Melvin Kestner
Johnathan Kelly
Parth Patel
Alexander Hero
Fred George
N. Rashad Jones
Anand Agarwala
Tim Murrain
Michael DeLaMater
Ehab Fadel
David Blane
Jacob Varshal
Veerraju Kavikondala
Kory Coleman
Dylan James Kane
Donald Rohe
Richard Roberts
Thomas Janotti
Paul Thompson
David Scher
Carl D TUCKER
Kathleen Goddard
Phil Turturici
Gretchen O'Neill
Tommy Dodson
Donna Schulz
Louis Gonzales
John Hammar
Marlene Shirley
Alan KESLER
Jeremiah Olilo
Titus Oparaocha
Stephen Guilmette
Ryan Coe
Garry CHAN

Knight Foundation
Teodulo Ted SANCHEZ
Theresa Graves
Peter Faust
Nicolas Ritz
Sharath Ramesh
Johnathan Chen
Andres Rojas
Garen Corbett
Meghan McClelland
Roger Guo
Steve Reid
Bhabesh Chakrabarti
Jeff Wilber
Charles Armour
Ryan Fong
Kaynam Hedayat
Emmanuel Thomas
Pamela Jones
Robert Morgenstern
Robin Starbuck Farmanfa...
Brendan Fitzgerald
Thomas McLaughlin
Lee Bell
Richard Tran
Jason Charette
Randen Brown
Jimmy Hua
Scott Fulk
William H. Ireland
James L. Oliver
Wari Isaac
Gallaire Herve
Henry A Iannuzzi
Mohammad Al-Abdullah
Matthew Milner
Christ Skizas
Pratul Kumar Singh
Kuldip S. Nijjar
Joseph Shield
Martin Wagner
Ioana Grigoras
Karen Moore
Lon HOSKINS
Hashim Bharoocha
Robert D Nock
Azucena Leigh
Bridget Richardson
James G. Holway
Nathan Starr
Stuart Bunker
Rosemary C Fisher
Joseph Sherry
Bernadette L Saviano
Manan Khurana
Ted COOPERSMITH
John M. Dowd
Joshua Maddux
Bruce Patrick
Riley Rodgers
Steven Zimmerman
Stephen Yoskowitz
Mike Alexander
Li Xiaoping
Bryan Sarlitt
Robert A. CRISOSTOMO
Richard Lehner
Diane Redfern
Ann Edwards
Nilay Parikh
Michael GLEDHILL
Rodney Wade
Michael Copp
Ricky Mac
William Bazley
Daniel Bridges
Patrick COLLINS
Karen P. Storey
Sean Casey
Mike Hofmann

Emerson Collective
Aalap Sharma
Joey Krug
Manford Fern
Greg Wilson
Charles D. Hicks
Michael B. Davis
Virginia G. Frost
Yvonne Sing
Wesley Budrose
Klaus Moeller
Michael Nguyen
Birun Balami
Shawn Leonard Waller
Jeff Lazcano
William P. Brune
Tina Cerda
Mark Matzeldelaflor
Prashanth Anand
Trasey Green
Mike Wienick
Justin Tierney
Mark Moore
Bruce M. Hayman
Zafrin Minoti
Christina Bullock
Ashley King Scoggins
Alex Bartram
Kyle Ellicott
Morris Gelman
Johannes Guenther
Gregg Carlson
Stephanie Makishima
David Detzel
Kenneth Kurachi
Kevin Pacheco
Mohamed Arif
John Morro
Alexander Svoronos
Tony Folino
Paresh G Vallabh
Ricarldo Powell
Chester Albert
Jonathan Witt
Michael Nelson
Chris AJAYI
Emmanuel Mboho
Steve Brinkmeyer
Richard R Cruz
Chi Hang Wan
Scott Grossman
John Brooks
Bonaventure I. OGBODU
Harold Hollis
Mage Khim-Young
Rebecca Lee
Linda Classon
Adam Novotny
Michael E Reininger
William Nabors
Errol Rose
Wesley Scripps
Midhat Qidwai
Jonathan Moon
Nixon Augustin
Anne Brown
Diana Olteanu
Cristobal D Arias
Dennis Ascienzo
Richard Schneider
Alan Burnes
Peter Britka
Donna McAlister
Ashfaq Uddin
Patrick McCarver
Mei Su
Joe Robinson
Deepak Suri
Robert Vande Steeg
Russell Larocque

New Enterprise Associates
Max Francisco Jose Borr...
Robert Erich
Timothy Quek
Tony Trpkovski
Eric J. Chang
Marcene Alexis
Claudio Esteban Martis
Babs Akinnagbe
Marcus Michles
Chin Sin Yeo
Roland Chow
Scott Britton
Lars Taagaard Christiansen
Donald Moore
Rachel Brandt
Pramod Rustagi
Tom Searcy
David Eagan
Pam Coleman
Mary Knoblock
Andrea Couzens
Lester Diaz
Brent Clark Lundell Jr.
Marco Hordynsky
Kwame Lewis
Bradford Werner
Bryan Locascio
Brandon Truong-Phan
Raj Thiyagarajan
Mohammad S. Bhuiyan
Jose Guevara
Richard Wineman
Keith McIntyre
Provaboti Barman
Michael Metz
George R. Banta
Alan Goldberg
Jay Clutter
William Gray
Fakheruddin M Mustafa
Manish Naik
Jagan Pathra
Robert McAllister
David M. Angers
Sean Stevens-Fabry
Julio Castellan
Rory Winn
Simon Foulkes
Mike Phillips
William Pitts
Clark Rollins
Joseph Meggiolaro Jr.
Mauricio Rodrigues
Derek Lawson
David Olsen
Richard Bjelland
Linus Lejeune
Carol A. Dunn
Ali Strickland
Gamal Abdelaziz
Forrest Miller
John Tin
Milosav Zivkovic
Shawna Boor
Thomas Gregory
Padmaja Bodla
Renee Schaeffer
Joseph C. Oliver
Lucius Reese
Derek CHAMBERS
David Christensen
Shelton Roper
Brandon MANN
Tina Tehoda
Kiran Patel
Gerald Rhoades
Hank Feddern
Aaron Flewellen
[deleted user]

Thank You!

From the CrowdMed Team



Jared Heyman
Chair of Advisory Board



Danyell Jones
CEO



Mark Belongie
VP Strategic Alliance



Jessica Greenwalt
Advisor



Greg Swayne
Advisor



Greg Denari
Advisor

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lee Jared Heyman	CEO @ CrowdMed	2012

Officers

OFFICER	TITLE	JOINED
Lee Jared Heyman	CEO	2012
Danyell Jones	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Lee Jared Heyman	Common 8,800,000	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2013	$2,400,000		Section 4(a)(2)
04/2013	$100,000		Section 4(a)(2)
09/2015	$800,000		Section 4(a)(2)
10/2016	$325,000		Section 4(a)(2)
03/2017	$400,000		Section 4(a)(2)
05/2017	$370,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/23/2013	$2,400,000			$8,000,000	
04/27/2013	$100,000			$8,000,000	
09/26/2015	$800,000			$18,000,000	
10/31/2016	$325,000				
03/31/2017	$400,000				
05/31/2017	$370,000				

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	10,000,000	0	Yes
Common	20,000,000	11,037,347	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	60,000

Risks

CrowdMed has 4 health plan pilots in various stages of negotiation and execution, including 3 major US-based plans and 1 international plan. If these pilots are successful, they could lead to multi-million dollar client relationships and access to hundreds of thousands, or even millions, of covered patient lives. However, if these pilots are not successful, the health plans will not likely engage with CrowdMed at-scale.

CrowdMed's current revenue is not sufficient to support its fixed costs. If the company does not grow revenue via health plan partnerships or direct-to-consumer marketing, or from investment capital, it will not be able to maintain operations.

Reliance on Key Personnel. As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to Axel Setyanto or Jared Heyman, the future of the company would be compromised.

Security Vulnerabilities. While the company has passed a thorough third-party IT security audit, it's impossible to rule out all security vulnerabilities. If the company's protected patient information were to be hacked, it could cause repetitional damage to the company and create a legal liability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than $18 million , the amount invested divided by the quotient of (a) the Valuation Cap ($18 million) divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

CrowdMed, Inc.

- Delaware Corporation
- Organized October 2012
- 1 employees

11201 N. Tatum Blvd Suite 300 PMB 15731
Phoenix AZ 85028

https://www.crowdmed.com/

Business Description

Refer to the CrowdMed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

CrowdMed has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/crowdmed/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*